WWC, P.C. Certified Public Accountants

Exhibit 99.1

November 7, 2023

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

WWC, P.C. ("WWC") has been furnished with a copy of the disclosures in the Form 6-K for the event that occurred on November 7, 2023 to be filed by WWC's former client VS Media Holdings Limited (the "Company"). WWC does not disagree with the Company's statements regarding WWC under Changes in Registrant's Certifying Accountant.

WWC has no basis to agree or disagree with any other part of the Form 6-K.

Very truly yours,

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants

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